# A.BRIDGE-REALVEST SECURITIES CORPORATION

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITOR'S REPORT

## FORM X-17A-5

## DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-48937 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2019 AND ENDING 12-31-2019
                                                   MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.Bridge-Realvest Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Blvd, Suite 340

(No. and Street)

| Woodcliff Lake | New Jersey | 07677 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Sandler                                                   201-746-9292

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ram Associates

(Name – *if individual, state last, first, middle name*)

| 3240 E State Street Ext | Hamilton | NJ | 08619 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

# OATH OR AFFIRMATION

I, Gregg Nelson _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
A.Bridge-Realvest Securities Corp. _____ , as
of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

Senior Vice President
_____
Title



ROMIL C ROBLEZA
Notary Public
State of New Jersey
My Commission Expires Sept. 21, 2023
I.D.# 2458329

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# A.BRIDGE-REALVEST SECURITIES CORPORATION

# CONTENTS

# DECEMBER 31, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of A.Bridge-Realvest Securities Corp.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of A.Bridge-Realvest
Securities Corp. as of December 31, 2019, the related statements of operation, changes in
stockholders' equity, and cash flows for the year then ended, and the related notes (collectively
referred to as the "financial statements"). In our opinion, the financial statements present fairly,
in all material respects, the financial position of A.Bridge-Realvest Securities Corp. as of
December 31, 2019, and the results of its operations and its cash flows for the year then ended in
conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of A.Bridge-Realvest Securities Corp's
management. Our responsibility is to express an opinion on A.Bridge-Realvest Securities Corp's
financial statements based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be
independent with respect to A.Bridge-Realvest Securities Corp. in accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards
require that we plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement, whether due to error or fraud. Our audit
included performing procedures to assess the risks of material misstatement of the financial
statements, whether due to error or fraud, and performing procedures that respond to those
risks. Such procedures included examining, on a test basis, evidence regarding the amounts and
disclosures in the financial statements. Our audit also included evaluating the accounting
principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis
for our opinion.

### *Auditor's Report on Supplemental Information*

The Computation of Net Capital under Rule 15c3-1, Computation for Determination of Reserve
Requirements under Rule 15c3-3, and information for Possession or Control Requirements under
Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of
A.Bridge-Realvest Securities Corp.'s financial statements. The supplemental information is the

**HAMILTON OFFICE**
3240 East State Street Ext. | Hamilton, NJ 08619 |
(609) 631-9552 / (609) 631-9553 | Fax (888) 319-8898

**EDISON OFFICE**
904 OAK Tree Avenue, Suite A |
South Plainfield, NJ 07080

**CALIFORNIA OFFICE**
5674 Stoneridge Drive, Suite 204 | Pleasanton,
CA 94588 | (925) 425-7596 | Fax (925) 369-7333

responsibility of A.Bridge-Realvest Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1, Computation for Determination of Reserve Requirements under Rule 15c3-3, and information for Possession or Control Requirements under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ram Associates*

Ram Associates

We have served as A.Bridge-Realvest Securities Corp.'s auditor since 2019.

Hamilton, NJ

February 28, 2020

# A.BRIDGE-REALVEST SECURITIES CORPORATION

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2019

## ASSETS

| | |
|---|---|
| Cash | $62,295 |
| Security Deposit | 740 |
| **Total assets** | **$ 63,035** |

## LIABILITIES AND STOCKHOLDERS' EQUITY

### LIABILITIES

| | |
|---|---|
| Accounts payable and accrued expenses | $ 6,453 |
| **Total liabilities** | **6,453** |

### STOCKHOLDERS' EQUITY:

| | | |
|---|---|---|
| Common stock, no par value; authorized 200 shares; outstanding 20 shares | $ 20 | |
| Additional paid-in-capital | 29,784 | |
| Retained earnings | 26,778 | |
| **Total stockholders' equity** | | **56,582** |
| **Total liabilities and stockholders' equity** | | **$ 63,035** |

See notes to financial statements.

# A.BRIDGE-REALVEST SECURITIES CORPORATION

# STATEMENT OF OPERATIONS

# FOR THE YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---|
| **Revenues:** | | |
| Fee income | | $ 44,722 |
| Interest | | 175 |
| **Total revenue** | | **$44,897** |
| **Expenses:** | | |
| Commissions paid registered representatives | $21,447 | |
| Regulatory fees | 5,653 | |
| Rent | 4,326 | |
| Office supplies | 367 | |
| Telephone | 5,008 | |
| Professional Fees | 3,000 | |
| IT Services | 1,166 | |
| Entertainment | 244 | |
| Bank Fees | 158 | |
| Travel | 2,838 | |
| Insurance | 472 | |
| Repairs | 50 | |
| Other expenses | 169 | |
| **Total Expenses** | | 44,898 |
| **Net Income/(Loss)** | | $ -1 |

See notes to financial statements

# A.BRIDGE-REALVEST SECURITIES CORPORATION

## STATEMENT OF CASH FLOWS

## DECEMBER 31, 2019

Cash flows from operating activities:

| | |
|---|---|
| Net loss | $ -1 |
| Net cash decrease provided by operating activities | -1 |
| Cash and cash equivalents-January 1, 2019 | 62,296 |
| Cash and cash equivalents-December 31, 2019 | $ 62,295 |

See notes to financial statements.

# A.BRIDGE-REALVEST SECURITIES CORPORATION

# STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

# FOR THE YEAR ENDED DECEMBER 31, 2019

| | |
|---|---|
| Stockholders' equity, January 1, 2019 | $ 56,583 |
| Plus: Net loss | -1 |
| Stockholders' equity, December 31, 2019 | $ 56,582 |

See notes to financial statements.

# A.BRIDGE-REALVEST SECURITIES CORPORATION

# NOTES TO FINANCIAL STATEMENTS

# DECEMBER 31, 2019

1. **Nature of Business.**

The Company has been registered as a securities broker-dealer since 1996. It operates as a placement agent for private, non-profit and governmental entities and remarketing agent for variable rate bonds.

2. **Summary of significant accounting policies.**

Income taxes:
Income taxes are based on the net income of the company.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Revenue Recognition.**

The Company recognizes fee income when it is earned. The Company's fees for placement and advisory services for various transactions are subject to negotiation on each respective transaction, and are recognized in the period in which they are received. Revenue from remarketing fees for serving as agent in connection with variable rate demand bond issues is set by contract and is received quarterly in advance.

4. **Cash Equivalents.**

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

5. **Net Capital Requirements.**

Exemption from Rule 15c-3-3 is claimed under (k) (2) (i).

As a registered broker-dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater.

At December 31, 2019, the Company had net capital of $55,843, as reported on page 8 of the audited Form X-17A-5, which was $50,842 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .1156 to 1.

6. **Accounting for Uncertain Tax Positions**

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2016 through 2018 remain subject to examination by the taxing authorities.

7. **Subsequent Events.**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2019 and determined that there are no material events that would require disclosures in the Company's financial statements.

8. **Concentration of Credit Risk**
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable. The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts:

9. **Related Party Transactions**
The Company's officers and directors perform services for the Company and receive compensation for such services from time to time. In 2019, the Company paid an officer and a related person an aggregate of $21,447.

# A.BRIDGE-REALVEST SECURITIES CORPORATION

# COMPUTATION OF NET CAPITAL

# DECEMBER 31, 2019

| | | |
|---|---|---|
| Common Stock | | $ 20 |
| Additional paid-in-capital | | 29,784 |
| Retained earnings | | 26,778 |
| Total Available Capital | | 56,582 |
| Less: non-allowable assets | | |
| Security Deposit | | (740) |
| **Net capital** | | 55,842 |

Greater of:

| | | |
|---|---|---|
| Minimum dollar net capital required | $ 5,000 | |
| or | | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness $6,453): | $ 430 | 5,000 |
| **Excess net capital** | | **$50,842** |
| **Excess net capital at 1000% (120%)** | | **$49,842** |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | $ 6,453 |
| Percentage of aggregate indebtedness to net capital | 11.56% |

There were no material differences existing between the above computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA Filing.

See notes to financial statements.

# A.BRIDGE-REALVEST SECURITIES CORPORATION

# RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

## DECEMBER 31, 2019

| | |
|---|---|
| Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report) | $ 55,842 |
| Audit Adjustments | 0 |
| Net capital per audited report, December 31, 2019 | **$ 55,842** |

# A.BRIDGE-REALVEST SECURITIES CORPORATION

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

# A.BRIDGE-REALVEST SECURITIES CORPORATION

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of A.Bridge-Realvest Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) A.Bridge-Realvest Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which A.Bridge-Realvest Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) A.Bridge-Realvest Securities Corp. stated that A.Bridge-Realvest Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. A.Bridge-Realvest Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.Bridge-Realvest Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ram Associates*

Ram Associates
Hamilton, NJ
February 28, 2020

**HAMILTON OFFICE**
3240 East State Street Ext. | Hamilton, NJ 08619 |
(609) 631-9552 / (609) 631-9553 | Fax (888) 319-8898

**EDISON OFFICE**
904 OAK Tree Avenue, Suite A |
South Plainfield, NJ 07080

**CALIFORNIA OFFICE**
5674 Stoneridge Drive, Suite 204 | Pleasanton,
CA 94588 | (925) 425-7596 | Fax (925) 369-7333

# A.BRIDGE-REALVEST SECURITIES CORPORATION

## EXEMPTON REPORT
## DECEMBER 31, 2019

A.Bridge-Realvest Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i)
2. The Company met such exemption provide of 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

I, Gregg Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: _____

Title:   Senior Vice President
Dated:   February 27, 2019

See independent auditor's report